CONTENTS

INTRODUCTION	1
GENERAL PRINCIPLES	1
PERSONAL SECURITIES TRANSACTIONS	2
FIDUCIARY DUTIES	6
ACKNOWLEDGEMENT	8

INTRODUCTION

Who does the code apply to?

Under Rule 17j-1(a) of the United States Investment Company Act of 1940, as amended, (the “1940 Act”) and Rule 204A-1 of the United States Investment Advisers Act of 1940, as amended, (the “Advisers Act”), (Rule 17j-1(a) of the 1940 Act and Rule 204A-1 of the Advisers Act shall be referred to herein collectively as the “Rules”), investment advisers to any registered US investment companies and other registered investment advisers are required to have a code of ethics.

The code must apply to all Access Persons (“Access Persons”) which are defined to include any partner, director, officer or employee, as well as any other persons who provide advice on behalf of an investment adviser and are subject to the adviser’s supervision and control, who has access to nonpublic information concerning the purchase or sale of securities on behalf of, or nonpublic information regarding the portfolio holdings of any fund advised by Martin Currie, Inc. (the “Firm”) and any fund whose investment adviser or principal underwriter controls, is controlled by, or is under common control with the Firm, or anyone who makes recommendations to clients (“Clients”), or who has access to such recommendations that are nonpublic. Under the Rules, all trustees, officers and employees of the Firm or any of its affiliates who are Access Persons must be provided a copy of this Code of Ethics policy (the “Code”) and any amendments, and each such partner, director, officer and employee must sign the written acknowledgment of his or her receipt of the Code and any amendments found at the end of the Code.

The Risk & Compliance team, in conjunction with Human Resources, maintains a list of such Access Persons.

GENERAL PRINCIPLES

This Code is based on the principle that officers, directors and employees owe a fiduciary duty to the Firm’s Clients. Accordingly, you must avoid activities, interests and relations that might interfere or appear to interfere with making decisions in the best interests of the Firm’s Clients or otherwise take unfair advantage of your position. The specific provisions of the Code must be adhered to as well as its general principles. This Code does not attempt to identify all possible conflicts of interest and literal compliance with the specific procedures will not shield you from liability for personal trading or other conduct that violates your fiduciary duties to the Firm’s Clients. In addition to this Code you are subject to the general requirement not to engage in any practice that would defraud Clients. You are also subject to the Financial Services Authority (“FSA”) principles and their rules on staff dealing and inducements. You must comply with all applicable US federal securities laws. Examples of US federal securities laws include: the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002, as amended and the Securities and Exchange Commission (“SEC”) rules thereunder, the Advisers Act and the SEC rules thereunder, the 1940 Act and the SEC rules thereunder, Title V of the Gramm-Leach-Bliley Act of 1999, as amended, (privacy and security of Client nonpublic information), and the Bank Secrecy Act, as amended, as it applies to mutual funds and investment advisers, and the SEC and Department of Treasury rules thereunder. The requirements of the FSA are broadly similar to those of the 1940 Act, but in the event of there being any conflict the more restrictive standard will generally prevail. In such circumstances the Head of Risk & Compliance should be consulted. You are required to report any violations of the Code promptly to the Head of Risk & Compliance.

At all times you must:

•	Place the interests of Clients first.

•	As a fiduciary, you must avoid putting your own personal interests ahead of the interests of the Firm’s Clients.

•

Not cause a Client to take action, or not to take action, for your personal benefit rather than the benefit of the Client. For example, you would violate this Code by causing a Client to purchase a security you owned for the purpose of increasing the price of that security. Another example would be if you invest for your own personal account in a security that may be appropriate for your Clients, without first considering that investment for your Clients.

•	Avoid taking inappropriate advantage of your position.

•	Avoid any situation that might compromise, or call into question the exercise of your independent judgment.

•

The receipt of investment opportunities, perquisites, or gifts of more than de minimis value from persons seeking business with the Firm could call into question the exercise of your independent judgment. You may not, for example, use the knowledge of Client portfolio transactions to profit by the market effect of those transactions.

•	Not engage in, or help others engage in, insider trading. A more detailed discussion of insider trading can be found below.

•	Conduct all personal securities transactions in full compliance with this Code.

•

While the Firm does not object to personal investments, you must not take any action which could cause even the appearance of an unfair or improper action. Accordingly, you must follow the policies set forth in this Code with respect to trading on your own or any account which, in your personal capacity, you have some control/influence over, for example, children, spouses or relatives (“Related Accounts” or “Related Persons”). Doubtful situations should be resolved in favor of Clients.

Any questions concerning this Code should be addressed to the Head of Risk & Compliance. Technical compliance with the Code’s procedures will not automatically insulate from scrutiny any trades that indicate an abuse of fiduciary duties.

PERSONAL SECURITIES TRANSACTIONS

Annual Disclosure of Personal Holdings

In addition to the trade reporting requirements set out below, you must disclose, on the Personal Securities Holdings Form (the “Form”), any securities you hold or any Related Person holds, and such disclosure must be made within 10 days of the commencement of employment. Each employee must certify the accuracy of their or any Related Persons’ personal securities holdings annually thereafter. The Form must be returned to the Risk & Compliance team. The Form does not need to include details of transactions over which you had no discretion. The Form must be returned even if you have no securities holdings. The information in the initial Form must be current as of a date no more than 45 days prior to the date of the commencement of employment.

Quarterly Transaction Reports

No later than 30 calendar days after the end of each fiscal quarter of each year, you must file, with the Risk & Compliance team, a Quarterly Transaction Report disclosing each of your transactions involving a reportable security1. An Access Person is not required to file a Quarterly Transaction Report that would duplicate information in broker confirmations or account statements that are already provided to the Firm, provided that the confirmation or account statement is received by the Firm within 30 days after the end of the quarter in which the trading activity took place.

EXCEPTION: An Access Person need not report transactions effected pursuant to an automatic investment plan. An “automatic investment plan” means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An automatic investment plan includes a dividend reinvestment plan.

[1]

Under Rule 204A-1(e)(10), a “reportable security” does not include (i) direct obligations of the government of the United States, (ii) bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements; (iii) shares issued by money market funds; (iv) shares issued by open-end funds other than any fund for which the Firm serves as an investment adviser or whose investment adviser controls, is controlled by, or is under common control with the Firm (“reportable fund”); and (v) shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are reportable funds.

Review of Personal Holdings Forms and Quarterly Transactions Reports

The Head of Risk & Compliance and the Risk & Compliance team are responsible for reviewing the completed Form and the Quarterly Transactions Reports. The review of the Form and the Quarterly Transactions Reports will include not only an assessment of whether you followed any required internal procedures, such as pre-clearance, but will also;

•	compare the personal trading to any restricted lists;

•	assess whether you are trading for your own account in the same securities you are trading for Clients;

•	whether the Clients are receiving terms as favorable as you take for yourself, and;

•	analyze your trading for patterns that may indicate abuse, including market timing.

All information supplied will be available for inspection by the SEC, FSA or any other self-regulatory organization of which the Firm or any of its group companies is a member and any state securities commissions.

Prohibition against insider trading

You and the members of your family/household are prohibited from engaging in, or helping others engage in, insider trading. Generally, the “insider trading” doctrine under U.S. federal securities laws prohibits any person (including investment advisers) from knowingly or recklessly breaching a duty owed by that person by:

•	trading while in possession of material, nonpublic information;

•	communicating (“tipping”) such information to others;

•	recommending the purchase or sale of securities on the basis of such information; or

•	providing substantial assistance to someone who is engaged in any of the above activities.

This means that, if you trade with respect to a particular security or issuer at a time when you know or should know that you are in possession of material nonpublic information about the issuer or security, you (and, by extension, the Firm) may be deemed to have violated the insider trading laws.

Information is considered to be material if there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions or if it could reasonably be expected to affect the price of a company’s securities. (Note: The information need not be so important that it would have changed the investor’s decision to buy or sell.)

Information that should be considered material includes, but is not limited to;

•	changes in dividend policies;

•	earnings estimates;

•	changes in previously released earnings estimates;

•	significant merger or acquisition proposals or agreements;

•	major litigation;

•	liquidity problems and significant new products and

•	services or contracts.

Material information can also relate to events or circumstances affecting the market for a company’s securities such as;

•	information that a brokerage house is about to issue a stock recommendation or;

•	a forthcoming newspaper column will contain information that is expected to affect the market price of a security.

Information is considered nonpublic until such time as it has been disseminated in a manner making it available to investors generally (e.g. through national business and financial news wire services).

Insider List

If you obtain material, nonpublic information (“inside information”) about an investment, you must follow the Insider Dealing procedures. These require you to send an all staff email and inform the Sentinel Team, who will ensure the stock is added to the list of companies for which inside information may have been obtained (the “Insider List”). The companies on the Insider List must not be discussed with persons outside the Firm without the prior consent of the Risk & Compliance team.

When a company is placed on the Insider List, no member or employee of the Firm or any of its affiliates (or any member of the family/household of such member or employee) may trade in the securities or other instruments of the company, either for their own account or for the account of any of the funds or Clients of the Firm or its affiliates, absent authorization from the Risk & Compliance team, until that company is removed from the Insider List. In addition, no member or employee of the Firm or any of its affiliates (or any member of the family/household of such member or employee) may recommend trading in such company, or otherwise disclose material nonpublic information, to anyone. The Insider List is a confidential list of companies that is maintained by the Sentinel Team.

Sanctions

Insider trading violations may result in severe sanctions being imposed on the individual(s) involved and on the Firm. These could involve administrative sanctions by the SEC, such as being barred from employment in the securities industry, SEC suits for disgorgement and civil penalties of, in the aggregate, up to three times the profits gained or losses avoided by the trading, private damage suits brought by persons who traded in the market at about the same time as the person who traded on inside information, and criminal prosecution which could result in substantial fines and jail sentences. As noted above, even in the absence of legal action, violation of insider trading prohibitions or failure to comply with this Code may result in termination of your employment and referral to the appropriate authorities.

No Fiduciary Duty to Use Inside Information

Although the Firm has a fiduciary relationship with its Clients, it has no legal obligation to trade or recommend trading on the basis of information its employees know to be “inside” information. In fact, as noted above, such conduct often violates the federal securities laws.

If you have any doubt or uncertainty about whether any particular course of action will give rise to one or more insider trading violations, you should consult with the Risk & Compliance team.

Dealing by employees and on behalf of Related Accounts

Prior to instructing an order for a securities transaction on behalf of your own or a Related Account, you must complete a trade authorization request form and submit the completed form to the appropriate Authorization Officer. The appropriate Authorization Officer will be a Product or Sector Manager in the relevant product or sector investment team or in his or her absence the Chief Investment Officer. Trade authorization request forms for Product and Sector Managers will be pre-authorized by the Chief Investment Officer or by another Product or Sector Manager within the relevant product or sector investment team. All forms will also be approved by senior dealers.

The Authorization Officer is responsible for reviewing the completed trade authorization request form and will determine whether or not to authorize the proposed securities transaction. No approvals will be granted for employee deals where there is a pending order for a Client or where a transaction is currently being seriously considered or is likely to be, or has been or will be executed within seven days unless is it is determined by the Authorization Officer that such transaction in no way conflicts with the interests of the Client. Note that the total blackout period is fifteen days (the day of the Client trade and seven days before and after). This fifteen day limit cannot and is not intended to cover situations which cannot be predicted, for example, the offering of an unexpected line of stock which was not being contemplated for purchase prior to that event. The Authorization Officer will check that the security is not on the Insider List. The Authorization Officer will, in considering whether a conflict exists, look at the liquidity of the issue the size of any Client deals and the size of any staff deals. In the case of new issues the Authorization Officer will need to ensure that the staff member has not been allocated shares (in the type of new issues where shares are pre-allocated) on the basis of their position at the Firm and that their acquiring shares would not reduce the amount of shares available for Clients. The Authorization Officer will check whether the staff member has traded in the security within the 60 days prior to the submission of the trade authorization request form to determine whether the trade for which authorization is being requested constitutes market timing or short swing trading.

It is unlikely that the Firm will be dealing in unquoted securities for Clients, but if approval for a transaction in an unquoted company is sought, consideration needs to be given to the likelihood of that company becoming quoted, and if it is likely, whether in the future the company may be one that we may invest in on behalf of Clients. If investment staff hold shares in unquoted securities they are precluded from making any investment decision in these securities on behalf of the Clients. In such circumstances any decision relating to the securities must be taken by the Chief Investment Officer. The Head of Risk & Compliance must be notified when such situations arise.

The electronic trade authorization request form automatically places a date and time stamp of the authorization. Once the authorization has been approved, the person can instruct a third party broking firm direct. No order for a securities transaction may be placed prior to authorization. Verbal approvals are not permitted. Staff are expected to execute deals as soon as reasonably practical following the grant of authorization.

Trade authorizations are valid until the earlier of (1) the close of business on the day after the authorization is granted or (2) your discovery that the information in the trade authorization request form is no longer accurate. If the Authorization Officer becomes aware of circumstances which would result in not granting approval, he or she should immediately notify the member of staff who should ensure that the trade is not carried out. Should the trade have been executed by the time the Authorization Officer contacts the member of staff, the time at which he or she was notified should be recorded on the trade authorization request. If the securities transaction is placed but has not been executed within seven trading days after the authorization is granted (e.g. in the case of a limit order), a new authorization is required. If the employee or related persons want to amend the original order at any time, a new authorization is required before the broker can be instructed.

It is the responsibility of the employee whose trade has been authorized to ensure that copies of the trade confirmations are sent to the Risk & Compliance team. Risk & Compliance are responsible for maintaining and monitoring the list of holdings on the Staff Dealings Register and for checking that trade authorizations have been given for all trades executed by staff and Related Persons.

Discretionary Account

Employees are permitted to have discretionary accounts and have their investments managed on a discretionary basis. In such circumstances the Risk & Compliance team must be notified of the existence of such accounts. A record will be maintained in the staff dealings records of the existence of the account and with which firm it is maintained. It is not necessary to obtain authorization for transactions in discretionary accounts. If in terms of the discretionary agreement, or in practice, you participate in the investment decision making for your own or any Related Account then all trades will require to be authorized in accordance with the procedures of this Code.

Joint Accounts

Investments held jointly with any other person will also be subject to the authorization approval requirements.

Investment Clubs

Membership of an investment club requires to be approved by the Risk & Compliance team. Any permission to join an Investment Club will be subject to the employee following the “Dealing by employees and on behalf of related accounts” section above in relation to any recommended transactions put forward to the Investment Club by the employee.

Transactions exempt from Trade Pre-authorization Requirements

Certain transactions in an employee or Related Account do not require approval. These are as follows:

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The purchase of units in any UK authorized unit trust or the purchase of any shares in a UK open-ended investment company (OEIC) with the exception of any OEIC sub-fund managed by Martin Currie Unit Trusts Limited.

•	Transactions in government or public (local authority) securities.

•	UK securities issued via an open public offer, for which a general approval has been granted. These would generally include issues such as Government privatizations.

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Corporate action transactions, any acquisition of securities through stock dividends, dividend reinvestments, stock splits, mergers consolidations or other similar corporate reorganizations or distributions generally applicable to all holders of the same class of securities. (Note: If a corporate action requires an investment decision by a member of staff or Related Person, authorization must be sought.) Rights. Any acquisition of securities through the exercise of rights issued by an issuer pro-rata to all holders of a class of its security to the extent the rights were acquired in the issue.

•	Transactions in life policies.

Prohibited transactions

There are certain securities transactions in employee and Related Accounts that are prohibited. These are as follows:

•	Inside information - Securities transactions by any person while in possession of material nonpublic information regarding the securities or the issuer of the security.

•	Market manipulation transactions intended to raise, lower or maintain the price of any security or to create a false appearance of active trading.

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Others - any other securities transactions deemed by the relevant pre-authorization officer to involve a conflict of interest, possible diversion of a corporate opportunity or the appearance of impropriety. In some cases, trades may be rejected for a reason that is confidential. The relevant pre-authorization officer is not required to give any explanation for refusing to authorize a securities transaction.

FIDUCIARY DUTIES

Confidentiality

You may not reveal any information relating to the investment intentions, activities or portfolios of Clients or securities that are being considered for purchase or sale except to those persons who need to know that information in order to carry out their duty or provide advice in relation thereto.

Hospitality and Gifts

Extraordinary or extravagant gifts are not permissible and must be declined or returned. Gifts of a de minimus value and customary business lunches, dinners, entertainment etc at which both you and the giver are present and promotional items (e.g. pens, mugs, umbrellas etc) may be accepted. All gifts (excluding promotional items) must be passed to the Head of Intelligent Office along with a completed gifts form. A Hospitality form must be completed for all corporate entertainment over a value of £100. The form must be passed to the Risk & Compliance team who will record it on a Corporate hospitality register.

If you are in any doubt as to whether or not you may accept a gift you should consult the Risk & Compliance team. Under no circumstances should you solicit gifts or entertainment. It is permitted to provide reasonable entertainment to persons associated with securities or financial organizations or Clients provided that both you and the recipient are present.

Undue influence

You may not cause or attempt to cause any advisory Client to purchase, sell or hold any security for the purpose of creating any personal benefit for you, or a Related Account.

If you or a Related Account stand to benefit materially from an investment decision for an advisory Client that you are recommending or participating in, you must disclose that interest to the Director, Head of Risk & Compliance. Disclosure should be made prior to the investment being made and should be documented.

Service as Director on Boards outside the group

Investment staff are prohibited from acting as a director on the boards of publicly traded companies absent a prior authorization from the Director, Head of Risk & Compliance. Such exemption will only be granted if it is determined that the service would not be inconsistent with the interests of the Firm’s Clients.

Date: April 1, 2000

Amended: November 7, 2002

Amended: February 26, 2003

Amended: February 1, 2005

Amended February 16, 2006

Amended: July 7, 2006

Amended: November 1, 2006

Amended: May 9, 2008

Amended: August 22, 2008

Amended: July 1, 2009

Amended: June 1, 2010

ACKNOWLEDGEMENT

I do hereby certify that I have read and familiarized myself with the ‘Statement of Policies and Procedures with respect to the Flow and Use of Material Nonpublic (Inside) Information. I understand that I shall be required to certify this on an annual basis for as long as Martin Currie, Inc. (the “Firm”) employs me or for as long as I am required to comply with the Firm’s policies and procedures.

I also certify that I have received the Code of Ethics (the “Code”) of the Firm and have read and understood the Sections applicable to my position within the Firm.

I understand that I am responsible for, and I certify that I have, to date, complied and will continue to comply with, the policies and procedures with respect to the Flow and Use of Material Nonpublic (Inside) Information and the Code. I understand that any violation of such policies and procedures or the Code may lead to sanctions, including dismissal.

Name:

Title:

Signature:

Date: